UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number 000-23189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROBINSON COMPANIES

RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.

14701 Charlson Road

Eden Prairie, MN 55347

Robinson Companies

Retirement Plan

Financial Statements as of and for the Years Ended

December 31, 2009 and 2008, Supplemental

Schedule as of December 31, 2009, and Report of

Independent Registered Public Accounting Firm

ROBINSON COMPANIES RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of

Robinson Companies Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Robinson Companies Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 28, 2010

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Non-interest-bearing cash	$16,682	$1,590
Participant-directed investments — at fair value	343,623,193	246,078,645
Contributions receivable — employer	10,021,549	16,371,853

Total assets	353,661,424	262,452,088

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	353,661,424	262,452,088

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Note 2)	(290)	(775)

NET ASSETS AVAILABLE FOR BENEFITS	$353,661,134	$262,451,313

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

ADDITIONS — Additions to net assets attributed to:
Contributions:
Employer	$24,141,407	$30,613,294
Participant	20,969,915	20,942,089
Rollover	817,733	1,087,114
Net realized and unrealized appreciation in fair value of investments (Note 3)	62,778,140
Interest and dividend income	2,421,995	3,505,858

Total additions	111,129,190	56,148,355

DEDUCTIONS — Deductions to net assets attributed to:
Net realized and unrealized depreciation in fair value of investments (Note 3)		84,824,329
Benefits paid to participants	19,811,094	14,592,189
Administrative fees	108,275	117,042

Total deductions	19,919,369	99,533,560

NET INCREASE (DECREASE)	91,209,821	(43,385,205)

NET ASSETS AVAILABLE FOR BENEFITS —
Beginning of year	262,451,313	305,836,518

NET ASSETS AVAILABLE FOR BENEFITS —
End of year	$353,661,134	$262,451,313

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

General — C.H. Robinson Worldwide, Inc. (the “Company”) established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit-sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Operation of the Plan — The Plan is administered by officers/employees of the Company (the “Advisory Committee”). Wachovia Bank, N.A. (“Wachovia”) is the trustee and recordkeeper of the Plan. The trustee is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid primarily by the Plan, with certain expenses paid directly by the Company (see Note 2). Wells Fargo purchased Wachovia on December 31, 2008, and as of the financial statement date this has had no effect on the operation of the Plan.

Contributions — Participants may contribute up to 50% of their pre-tax compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations, which was $16,500 for 2009 and $15,500 for 2008. The Company makes both a discretionary profit-sharing contribution and an employer matching contribution. The board of directors determines the Company’s annual contribution to the Plan on a discretionary basis. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income. The formula for the matching contribution is 100% of the first 4% of recognized compensation of total eligible participants in 2009 and 2008. The Company made matching contributions to the Plan of $14.1 million in 2009 and $14.2 million in 2008.

The profit-sharing amount is equal to 3% and 5% of total recognized compensation of eligible participants for 2009 and 2008, respectively. The Company added $10.0 million to the Plan as part of profit sharing in 2009, and $16.4 million in 2008.

Participation and Vesting — Each employee who has completed 1,000 hours of service within the Plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit-sharing portion of the Plan on the first day of the following January or July. Each employee who has completed 30 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings and matching portions of the Plan.

The Plan has an enrollment feature, which allows the employee to set the deferral rate each pay period. Beginning January 1, 2007, the Company adopted automatic enrollment for new employees at a deferral rate of 4% as of the date they are eligible to participate in the retirement savings portion of the Plan. Employees are eligible to change the deferral rate at any time. The employer matching contribution is made by the Company. Amounts forfeited by former participants are first used to restore rehired participants, to reduce employer matching contributions, to reduce employer discretionary contributions, to reduce the Plan expenses, or to correct errors, omissions, and exclusions. Participants are 100% vested in their contributions as well as employer matching contributions at all times. Employer profit-sharing contributions vest over a five-year vesting schedule, as detailed below.

When the Participant has Completed the Following Years of Vesting Service	The Vested Portion of the Participant’s Employer Profit-Sharing Account Will be

Less than 1 year	—%
More than 1, but less than 2 years	20
More than 2, but less than 3 years	40
More than 3, but less than 4 years	60
More than 4, but less than 5 years	80
5 years or more	100

A participant’s account is also fully vested and nonforfeitable when the participant attains age 60, is permanently disabled, or dies during employment, if the Plan is terminated, or if there is a complete discontinuance of contributions by the Company under the Plan.

Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.

Forfeited Accounts — As of December 31, 2009 and 2008, forfeited nonvested accounts totaled $338,103 and $317,516, respectively. These accounts may be used to reduce future employer contributions and pay the Plan expenses. During the years ended December 31, 2009 and 2008, employer contributions were reduced by $218,758 and $369,789, respectively, from forfeited nonvested accounts.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to prime rate as published by The Wall Street Journal for the last business day of the calendar month preceding the calendar month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of employment, retirement, reaching age 59-1/2, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment. Benefit payments are recorded upon distribution.

Investments — Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into 13 different investment funds, the Company’s stock, or into self-directed investment options (limited to investments in funds).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances, which approximate fair value.

In accordance with accounting principles generally accepted in the United States of America (GAAP), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value.

The RiverSource Income Fund II invests in the RiverSource Income Fund I that is a stable value fund that may invest in traditional insurance investment contracts, U.S. government and agency securities, asset-backed securities, and collective investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncements — The financial statements reflect the prospective adoption of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, as of the beginning of the year ended December 31, 2008 (see Note 3). ASC 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of ASC 820 had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (FASB) ASC became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF), and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events. ASC 855 is effective for periods ending after June 15, 2009. There were no subsequent events to report for the Plan.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets [and liabilities] are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

In accordance with the update to ASC 820, the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009 and 2008.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stock —
CHRW common stock	$51,494,143	$—	$—	$51,494,143

Mutual funds:
Domestic stock funds	77,078,373	46,422,293		123,500,666
Balanced funds	19,746,282			19,746,282
International stock fund	51,781,190			51,781,190
Self-directed accounts	13,208,747			13,208,747
Life cycle funds	34,204,868			34,204,868

Total mutual funds	196,019,460	46,422,293	—	242,441,753

Stable value fund	39,908,742			39,908,742
Participant loans			9,778,555	9,778,555

Total	$287,422,345	$46,422,293	$9,778,555	$343,623,193

	Fair Value Measurements as of December 31, 2008, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stock	$42,534,687	$—	$—	$42,534,687
Common collective trusts	52,264,363	34,593,864		86,858,227
Mutual funds	109,028,507			109,028,507
Participant loans			7,657,224	7,657,224

Total	$203,827,557	$34,593,864	$7,657,224	$246,078,645

A reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) as of December 31, 2009, is as follows:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Participant Loans

Beginning balance — January 1, 2009	$7,657,224
Purchases, issuances, and settlements	2,121,331

Ending balance — December 31, 2009	$9,778,555

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits at contract value as of December 31, 2009 and 2008, are as follows:

	2009	2008

MFS Institutional International Equity Fund	$51,781,190	$36,656,798
Common Stock — C.H. Robinson Worldwide, Inc. common stock	51,494,143	42,534,687
Wachovia Equity Index Trust Fund A	46,422,293	34,593,864
RiverSource Trust Income Fund II	39,908,742	36,698,799
Boston Partners Mid-Cap Fund	32,814,730	22,462,543
Barclays Global Inv LP 2040 Port I	20,231,262
RiverSource Trust Core Balanced Fund II	19,746,282	15,564,789
Hotchkis & Wiley Small Cap Value Fund		14,214,137

The RiverSource Trust Income Fund II is shown at contract value for 2009 and 2008 above as the 5% is based on statements of net assets available for benefits, which are presented at contract value.

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Common collective trusts:
RiverSource Trust Income Fund II*	$703,660	$1,432,627
RiverSource Trust Core Balanced Fund II*	3,533,836	(5,525,440)
Wachovia Equity Index Trust Fund A*	9,833,019	(20,016,992)
Registered investment companies:
MFS Institutional International Equity Fund	12,169,623	(21,043,477)
Tamarack Mid Cap Growth Fund	1,390,319	(4,869,574)
Times Square Mid Cap Growth	1,174,977
Blackrock Small Cap Growth Fund	2,376,499	(2,569,368)
UM Small Cap Growth Fund		(1,469,054)
Boston Partners Mid-Cap Fund	9,373,399	(10,927,186)
American Beacon Small Cap Value Fund	5,460,366
Hotchkis & Wiley Small Cap Value Fund	2,937,172	(11,669,239)
Barclays Global Inv LP 2010 Port I	(9,416)	(303,369)
Barclays Global Inv LP 2020 Port I	549,401	(490,741)
Barclays Global Inv LP 2030 Port I	966,311	(931,648)
Barclays Global Inv LP 2040 Port I	4,299,801	(3,678,315)
Barclays Global Inv LP 2050 Port I	65,309
Barclays Global Invst LP Ret Port I	286,944	(133,085)
Self-directed account	2,731,546	(3,270,066)
Common stock — C.H. Robinson Worldwide, Inc. common stock*	4,935,374	640,598

Net appreciation (depreciation) in fair value of investments	$62,778,140	$(84,824,329)

*	Known party-in-interest.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Wachovia. Wachovia was the trustee during the period as defined by the Plan. These transactions qualify as exempt party-in-interest.

The Plan also holds 850,129 shares and 754,532 shares in the Company’s common stock as of December 31, 2009 and 2008, respectively. In addition, the Plan recorded $795,800 and $641,125 in dividend income from the investment in the Company’s common stock as of December 31, 2009 and 2008, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time, subject to the Plan’s provisions and ERISA regulations. In the event the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 12, 2002, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. The Company filed for a new determination letter during January 2009 and has not yet heard back from the IRS regarding the determination request. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

For the year ended December 31, 2009, the following is a reconciliation of net income per the financial statements to Form 5500:

Total net income per the financial statements	$91,209,821
Deemed distributed loans	(7,475)

Total net income per the Form 5500	$91,202,346

For the year ended December 31, 2009, the following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

Total net assets available for benefits per the financial statements	$353,661,134
Deemed distributed loans	(7,475)

Total net income per the Form 5500	$353,653,659

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO

THE REQUIREMENTS OF FORM 5500

ROBINSON COMPANIES RETIREMENT PLAN

EIN #41-0680048

Plan #001

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Description	Current Value

Common collective trusts:
RiverSource Trust Income Fund II*	$39,908,742
RiverSource Trust Core Balanced Fund II*	19,746,282
Wachovia Equity Index Trust Fund A*	46,422,293
Registered investment companies:
American Beacon Small Cap Value Fund	23,971,900
Blackrock Small Cap Growth Fund	9,327,802
Times Square Mid Cap Growth Fund	10,963,941
MFS Institutional International Equity Fund	51,781,190
Boston Partners Mid-Cap Fund	32,814,730
Barclays Global Inv LP 2020 Port I	3,612,204
Barclays Global Inv LP 2030 Port I	5,508,246
Barclays Global Inv LP 2040 Port I	20,231,262
Barclays Global Inv LP 2050 Port I	2,044,179
Barclays Global Invst LP Ret Port I	2,808,977
Common stock — C.H. Robinson Worldwide, Inc. common stock*	51,494,143
Self-directed account	13,208,747
Participant loans* (interest rates range from 4% to 8.5% and maturity dates range from 2010 to 2017)	9,778,555

TOTAL	$343,623,193

*	Known party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/S/ TROY A. RENNER
Troy A. Renner
Treasurer

Date: June 28, 2010